Exhibit 99.1

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On October 10, 2014

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, will be held at the offices of the Company's subsidiary, Rosetta Genomics Inc. at 3 Independence Way, Princeton, NJ 08540 on October 10, 2014 at 10:00 am (ET).

The agenda of the meeting shall be as follows:

1.	Approval of the re-election of Mr. Brian A. Markison to serve as a Class I director of the Company for a 3 year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association; and

2.	Approval of the re-election of Dr. Yitzhak Peterburg to serve as a Class I director of the Company for a 3 year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2017 in accordance with the Company’s Articles of Association; and

3.	Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2014, and until the next Annual Meeting, and to authorize the Audit committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services; and

4.	Approval of the addition of 900,000 ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), to the shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (“GSIP”), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 1,803,739; and

5.	Approval effective as of January 1, 2014, in accordance with Section 272(c1)(1) of the Israeli Companies, Law, 5759-1999 (the “Companies Law”) of an extension, to the amendment dated June 3, 2012 of the employment agreement of Mr. Ken Berlin, the Chief Executive Officer of the Company. According to such amendment, the CEO is entitled to a base salary at the annual rate of $500,000 USD, payable bi-weekly or otherwise in accordance with the payroll policy of the Company, set to expire at the Company’s 2015 Annual Shareholder Meeting; and

6.	Approval, in accordance with Section 272(c1)(1) of the Companies, Law, for Mr. Ken Berlin, the Chief Executive Officer of the Company, of a grant of options to purchase up to 100,000 Ordinary Shares of the Company at an exercise price per share equal to the closing price on November 30, 2014, vesting in equal installments quarterly over a period of four (4) years beginning on November 30, 2014, and such options shall expire seven (7) years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP and 20,000 Restricted Stock Units (“RSUs”) vesting in equal installments annually over a period of four (4) years beginning on November 30, 2014. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP.

7.	Replacement of Section 38 of the Company’s Articles of Association with the following: “The Board of Directors of the Company shall consist of not less than two (2) nor more than seven (7) Directors”; and

8.	To discuss the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2013.

The approval of each of Items 1 through 4 and 7 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of Item 5 and Item 6 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 5 and Item 6; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 5 must not represent more than two percent (2%) of the total voting rights in the Company. Abstentions shall not be taken into account in counting the above-referenced shareholder votes.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, including a shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. A shareholder holding 50% or more of the voting rights of the Company is presumed to be a controlling shareholder.

A shareholder will be deemed to have a personal interest if he or she has personal interest in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a holder of 5% or more of that corporate body’s outstanding shares or voting rights, is a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. For that matter according to the Companies Law - “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. In addition, the term “personal interest” also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person’s spouse, sibling, parent, grandparent or descendent, as well as the descendant, sibling or parent of a person’s spouse, or the spouse of any of the foregoing.

With regards to the approval of Item 5 and Item 6 in the Proxy Card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company and whether or not you have a personal interest in the proposal set forth in Item 5 and Item 6. If any shareholder casting a vote in connection hereto does not notify us whether or not it is a controlling shareholder of the Company or whether or not it has a personal interest in the approval of the proposal set forth in Item 5 and Item 6, such shareholder's vote with respect to such Item will be disqualified.

Only Shareholders of record at the close of trading on September 2, 2014 will be entitled to receive notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Discussion at the Annual Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to exactly one week after the original meeting date at the same time and place. At any such adjourned meeting, any two shareholders who are present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Annual Meeting in person may vote with respect to items 1 through 7 by means of a Proxy Card and are requested to mark, date and sign the enclosed Proxy Card and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Company’s Articles of Association, the vote of the senior holder who tenders a vote, in person or by Proxy Card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed Proxy Card must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219 not less than two (2) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting. Shareholders who attend the Annual Meeting and provide the required information may revoke their Proxy Cards and vote their shares in person.

According to the Companies Law, one or more shareholders who hold at least 1% of the voting rights in the General Meeting may request that the Board of Directors include a subject matter on the agenda of a General Meeting that will be convened in the future, provided it is suitable for discussion at a General Meeting. Requests to include subject matters to the agenda for the Annual Meeting may be submitted until seven days after the meeting has been summoned.

According to Section 7(a)(16) of the Companies Regulations (voting in writing and position notice), 2005 (the “Regulations”), one or more shareholders holding a percentage of shares constituting 5% or more of the total voting rights in the Company, and a shareholder holding such percentage of the total voting rights which are not held by a controlling party in the Company, as defined in Section 268 of the Companies Law, is entitled after the general meeting has been convened, to view the voting ballots which were received at the Company, as set forth in Regulation 10 of the Regulations, at the registered office of the Company on Sunday – Thursday during regular business hours.

The number of shares constituting 5% of the total voting rights in the Company (less treasury shares) is 581,765.7 ordinary shares.

The complete form of the proposed resolutions and relevant documents may be inspected at the offices of the Company at its above mentioned address during normal business hours, upon prior coordination with Adv. Yael Rosen, Legal Counsel, at +972-73-222-0700 and on the Company’s website at www.rosettagenomics.com.

By order of the Board of Directors,
/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
September 2, 2014

PROXY STATEMENT

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On October 10, 2014

The enclosed proxy is being solicited by the Board of Directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company's subsidiary, Rosetta Genomics Inc. at 3 Independence Way, Princeton, NJ, 08540 on October 10, 2014 at 10:00 am (ET), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of trading on September 2, 2014.

As of August 28, 2014, we had outstanding 11,638,571 of our ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), each of which is entitled to one vote on each matter to be voted at the Annual Meeting1. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about September 5, 2014. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of September 2, 2014, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagenomics.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than two (2) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy.

Discussion at the Annual Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to October 17, 2014 at the same time and place. At any such adjourned meeting, any two shareholders who are present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

Items 1 through 4 and 7 to be presented at the Annual Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. Item 5 and Item 6 to be presented at the Annual Meeting each requires the vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 5 and Item 6; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 5 must not represent more than two percent (2%) of the total voting rights in the Company. Abstentions shall not be taken into account in counting the above-referenced shareholder votes.

______________________________

[1]	This does not include 3,257 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meeting of shareholders of the Company.

1

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, including a shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. A shareholder holding 50% or more of the voting rights of the Company is presumed to be a controlling shareholder.

A shareholder will be deemed to have a personal interest if he or she has personal interest in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a holder of 5% or more of that corporate body’s outstanding shares or voting rights, is a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. For that matter according to the Companies Law - “Personal interest” does not apply to a personal interest stemming merely from the fact that the office holder is also a shareholder in the company. In addition, the term “personal interest” also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person’s spouse, sibling, parent, grandparent or descendent, as well as the descendant, sibling or parent of a person’s spouse, or the spouse of any of the foregoing.

With regards to the approval of Item 5 and Item 6 in the Proxy Card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company and whether or not you have a personal interest in the proposal set forth in Item 5 and Item 6. If any shareholder casting a vote in connection hereto does not notify us whether or not it is a controlling shareholder of the Company or whether or not it has a personal interest in the approval of the proposal set forth in Item 5 and Item 6, such shareholder's vote with respect to such Item will be disqualified.

The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Israel Companies Law.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — RE-ELECTION OF MR. BRIAN MARKISON

Background

Our Articles of Association (the “Articles”) provide that the minimum number of members of the Board is two and the maximum number is eleven2. Our Board is presently comprised of seven members, two of whom are “external directors” appointed under the Companies Law. Our Board (other than the external directors) is divided into three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years.

Our directors (except for the external directors) are divided among the classes as follows:

•	Class I directors are: Mr. Brian A. Markison and Dr. Yitzhak Peterburg. Their term expires at this annual general meeting of shareholders.
•	Class II directors are: Dr. David Sidransky and Dr. Joshua Rosensweig. Their term expires at the annual general meeting of shareholders to be held in 2015.
•	Class III director is: Roy N. Davis. His term expires at the annual general meeting of shareholders to be held in 2016.

In addition, our two external directors, Mr. Gerald Dogon and Ms. Tali Yaron-Eldar, were initially elected by our shareholders on May 30, 2007, were then re-elected on July 14, 2010 and August 5, 2013 for three-year terms, the last of which expires on August 4, 2016.

______________________________

[2]	Please see Item 7 on this Proxy Statement.

2

Given the end of the term of Mr. Brian A. Markison, we are proposing that the shareholders re-elect Mr. Brian A. Markison as a director for an additional term of three years. If re-elected at this Annual Meeting, Mr. Brian A. Markison will serve until the annual general meeting of the Company’s shareholders to be held in 2017 or until his office is vacated in accordance with the Articles and the Companies Law.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time to the performance of his or her duties as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders’ meeting of a public company, at which the election of a director is to be considered, will not be convened unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Mr. Markison has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Copies of the declaration of Mr. Markison are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is provided with respect to Mr. Markison and is based upon the records of the Company and information provided to it by Mr. Markison:

Brian Markison (born in the United States of America on October 1, 1959, from Princeton, N.J., USA) has served as a member of our board of directors since March 2011. Mr. Markison’s appointment was approved by the general meeting on July 6, 2011. Mr. Markison was appointed as chairman of the board on April 12, 2011. Mr. Markison is a member of our Nominating and Corporate Governance Committee. Mr. Markison has been a Healthcare Industry Executive at Avista Capital Partners since September 2012, prior to which he served as President, Chief Executive Officer and a member of the Board of Directors of Fougera Pharmaceuticals Inc., from July 2011, until it was sold to the generics division of Novartis in July 2012. Previously, he had been with King Pharmaceuticals since 2004 and led the company through its acquisition by Pfizer for $3.6 billion in 2010. Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network. Mr. Markison serves on the board of directors of Immunomedics, Inc., PharmAthene Inc., Lantheus Medical Imaging and Alere Inc, and is the excutive Chairman of Trigen/Vertical. He also serves on the board of directors for the Komen Foundation, the College of New Jersey. Mr. Markison received a B.S. from Iona College in New Rochelle, New York.

The address for Mr. Markison is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

Assuming Mr. Brian Markison is re-elected and appointed by the board as chairman of the board, he will be entitled to receive: (1) remuneration in an amount of US $25,000 plus VAT per year, and additional annual remuneration of US $10,000 plus VAT per committee Mr. Markison is a member of (2) payment of a participation fee of the higher of: (a) US $250 plus VAT; or (b) the minimal participation fee according to the Israeli Companies Law 1999, and the regulations promulgated pursuant thereto (as of the date hereof – US $346.8), for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions, (3) options to purchase 48,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in equal installments annually over a period of three years beginning on the date of the Annual Meeting and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the Company's 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “GSIP”), and (4)10,000 Restricted Stock Units (“RSUs”) upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTIONS AT THE MEETING:

“RESOLVED, to re-elect Mr. Brian A. Markison, as a Class I director, to serve for a term of three years, until the 2017 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

3

PROPOSAL TWO — RE-ELECTION OF DR. YITZHAK PETERBURG

Background

Given the end of the term of Dr. Yitzhak Peterburg, we are proposing that the shareholders re-elect Dr. Yitzhak Peterburg as a Class I Director of the Company for an additional term of three years. If re-elected at this Annual Meeting, Dr. Yitzhak Peterburg will serve until the annual general meeting of the Company’s shareholders to be held in 2017 or until such director’s office is vacated in accordance with the Company’s Articles and the Companies Law.

Dr. Peterburg has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his or her applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Copies of the declaration of the proposed nominee are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is provided with respect to Dr. Peterburg and is based upon the records of the Company and information provided to it by Dr. Peterburg:

Dr. Yitzhak Peterburg (born on February 18, 1951, ID No. 50510676, from Tal Shachar, Israel) has served as a member of our board of directors since December 2012. Dr. Peterburg is a member of our Nominating and Corporate Governance Committee and of our Research and Development Committee. He currently serves on the Board of Directors of TEVA Pharmaceuticals, prior to which he served as TEVA’s Senior Vice President, Head of Global Branded Products from October 2010 until October 2011, prior to which he served on the board of TEVA from 2009 until July 2010. Prior to his positions with TEVA, Dr. Peterburg was President and CEO of Cellcom, one of Israel’s leading cellular companies between 2003-2005. Between the years of 1990 to 2002, Dr. Peterburg was with Clalit Health Services, a non-governmental, not-for-profit organization that provides comprehensive health services to more than 55% of the Israeli population. From 1997 to 2002 he served as General Manager (CEO) for Clalit Health Services and from 1990 to 1997 he held a series of senior executive positions including Head, Health Policy Division and Chief Information Officer, Medical Division. Among his many positions at Clalit, from 1995-1997, Dr. Peterburg served as CEO of Soroka University Medical Center, Beer-Sheba, Israel, one of the biggest university hospitals in Israel. Dr. Peterburg received an M.D. from the Hebrew University of Jerusalem, and holds a Ph.D. in health services administration from the Columbia University School of Public Health in New York and a master’s degree in information systems from the London School of Economics.

The address for Dr. Peterburg is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

Dr. Peterburg shall receive remuneration that is equal to the remuneration paid to the other directors of the Company (except for the Chairman of the Board who receives higher remuneration). In accordance with prior resolutions of the Company's Audit Committee, Board and shareholders meetings that were held on October 12, 2012, and On August 5, 2013 each of the Company's directors (except for the Chairman of the Board) is entitled to receive: (1) remuneration in an amount of US $20,000 plus VAT per year, paid in equal quarterly installments, and a director who serves as a member of a Committee formed by the Board shall be entitled to additional annual remuneration of US $7,500 plus VAT per committee, and (2) payment of a participation fee of the higher of: (a) US $250 plus VAT; or (b) the minimal participation fee according to the Companies Law, and the regulations promulgated pursuant thereto (as of the date hereof – US $346.8), for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions.

In addition, each of the Company's directors (except for the Chairman of the Board who receives higher remuneration) is entitled to receive: (1) options to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the shareholders’ meeting approving the nomination of the Director, vesting in equal installments annually over a period of three years beginning on such date and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP, and (2) 5,000 RSUs upon the commencement of each twelve months period in office as a director beginning on the date of the shareholders meeting approving the nomination of the Director. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months.

4

Assuming Dr. Yitzhak Peterburg is re-elected, he will be entitled to receive: (1) remuneration in an amount of US $20,000 plus VAT per year, and additional annual remuneration of US $7,500 plus VAT per committee Dr. Peterburg is a member of (2) payment of a participation fee of the higher of: (a) US $250 plus VAT; or (b) the minimal participation fee according to the Israeli Companies Law 1999, and the regulations promulgated pursuant thereto (as of the date hereof – US $346.8), for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions, (3) options to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in equal installments annually over a period of three years beginning on the date of the Annual Meeting and such options shall expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP, and (4) 5,000 RSUs upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to re-elect Dr. Yitzhak Peterburg as a Class I director, to serve for a term of three years, until the 2017 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL THREE — APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

At the Annual Meeting, Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global (“KFGK”), will be nominated for re-appointment as independent registered public accounting firm of the Company and its subsidiaries for the fiscal year ending December 31, 2014, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Company’s Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the board of directors, and the Company’s shareholders have done so in the past. In addition, pursuant to Israeli law, the Audit Committee is required to examine the independent auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as the Company’s independent registered public accounting firm. Approval of that appointment, as well as authorization of the Board to determine the compensation of the independent auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee is responsible for the oversight of its independent auditors’ scope of work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KFGK and other members of Ernst & Young Global. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, KFGK and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

5

The Company paid the following fees for professional services rendered by KFGK and other members of Ernst & Young Global, for the years ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012	2013
Audit fees(1)	$107,000	$103,000
Audit related fees(2)	$75,000	$24,879
Tax fees(3)	$13,600	$73,538
Total	$195,600	$201,417

___________

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.

(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.

(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

(4)	Includes fees for business related consultation.

KFGK has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of KFGK.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global, be, and they hereby are, re-appointed as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2014 and until the Company’s next annual general meeting, and that the Board of Directors of the Company, be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL FOUR — INCREASE OF THE NUMBER OF ORDINARY SHARES AVAILABLE FOR ISSUANCE UNDER THE Company’s Global SHARE Incentive Plan

Background

At the meeting of shareholders that took place on July 12, 2006, the shareholders approved the GSIP.

6

Under the GSIP, the Company may issue either options, restricted shares or RSUs, to its employees, consultants and board members. Under the GSIP, the Company may also issue options, restricted shares or RSU’s to the employees, consultants and board members of its subsidiaries, including subsidiaries located in the United States. The aggregate amount of Ordinary Shares that was authorized to be issued under the GSIP upon its adoption was 12,8793 Ordinary Shares.

At the annual meeting of the Company’s shareholders that took place on December 22, 2009, the shareholders resolved to increase the number of Ordinary Shares available for issuance under the GSIP by 25,000 Ordinary Shares. Out of such 25,000 Ordinary Shares, approximately 16,666 Ordinary Shares were dedicated as available for grant to employees who are United States taxpayers.

At an extraordinary meeting of the Company’s shareholders that took place on July 14, 2010, the shareholders resolved that in order to allow the Company flexibility in compensating Israeli and United States employees, all 25,000 Ordinary Shares, approved by the shareholders for grant under the GSIP on December 22, 2009, be eligible for grant to all employees of the Company, irrespective of whether they are United States or Israeli taxpayers.

At the annual meeting of the Company’s shareholders that took place on October 12, 2012, our shareholders approved the addition of 853,770 Ordinary Shares of the Company to the amount of Ordinary Shares authorized for issuance under the GSIP. As of September 2, 2014, approximately 0 (zero) Ordinary Shares are available for grants under the GSIP.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve, the addition of 900,000 Ordinary Shares to the amount of Ordinary Shares authorized for issuance under the GSIP so that the total number of Ordinary Shares authorized for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) will equal 1,803,739 and that all of these shares shall be eligible for grant to all employees of the Company, irrespective of whether they are United States or Israeli taxpayers.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL FIVE — TO APPROVE AN EXTENSION OF AN AMENDMENT TO THE EMPLOYMENT AGREEMENT OF MR. KEN BERLIN

Background

Kenneth A. Berlin joined us in November 2009 as our President and Chief Executive Officer. He was later appointed by our shareholders in December 2009 as a member of our board of directors, and resigned as a director in March 2011. Prior to joining us, Mr. Berlin, served as Worldwide General Manager at cellular and molecular cancer diagnostics developer Veridex, LLC, a Johnson & Johnson company. Under his leadership the organization grew to over 100 employees, and he spearheaded the launch of three cancer diagnostic products, the acquisition of its cellular diagnostics partner, and delivered significant growth in sales as Veridex transitioned from a research and development entity to a commercial provider of oncology diagnostic products and services. During Mr. Berlin’s tenure, Veridex received numerous awards including recognition from the Cleveland Clinic and Prix Galien for the use of its innovative CellSearch® technology in the fight against cancer. Mr. Berlin joined Johnson & Johnson in 1994 and served as corporate counsel for six years. He then held positions of increasing responsibility within Johnson & Johnson and a number of its subsidiary companies. From 2001 until 2004, he served as Vice President, licensing and new business development in the pharmaceuticals group, and from 2004 until 2007 was Worldwide Vice President, franchise development, Ortho-Clinical Diagnostics. Mr. Berlin holds an A.B. degree from Princeton University and a J.D. from the University of California, Los Angeles School of Law.

Mr. Berlin's original terms of Employment included a base salary of $375,000 USD, payable bi-weekly, a target bonus of up to 100% of Mr. Berlin's base salary, a starting bonus of $200,000 USD in cash upon his commencement date and three additional bonuses of $125,000 USD each conditioned upon the achievement of certain milestones. These terms of employment were amended with the approval of the Audit Committee and the Board on June 3, 2012 for the period between June 3, 2012 and December 31, 2013 to reflect a base salary of $500,000 USD, however, during that time, the discretionary bonus remained up to 100% of the original base salary, a total of $375,000 USD per year.

______________________________

[3]	All amounts of Ordinary Shares in the subsection for Proposal Four entitled “Background” are adjusted to give effect to (i) a 1-for-3.9822 reverse split that took place on June 15, 2006; (ii) a 1-for-4 reverse split that took place on July 6, 2011 and (iii) a 1-for-15 reverse split that took place on May 14, 2012.

7

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a chief executive officer should be approved (in the following order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company as set forth below.

The Company’s compensation committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, to approve in accordance with Section 272(c1)(1) of the Companies Law., an extension to the amendment dated June 3, 2012 of the employment agreement of Mr. Ken Berlin, the Chief Executive Officer of the Company. According to such amendment, the CEO is entitled to a base salary at the annual rate of $500,000 USD, payable bi-weekly or otherwise in accordance with the payroll policy of the Company, set to expire at the Company’s 2015 Annual Shareholder Meeting;

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, To approve in accordance with Section 272(c1)(1) of the Israeli Companies, Law, 5759-1999 (the "Companies Law") an extension to the amendment dated June 3, 2012 of the employment agreement of Mr. Ken Berlin, the Chief Executive Officer of the Company. According to such amendment, the CEO is entitled to a base salary at the annual rate of $500,000 USD, payable bi-weekly or otherwise in accordance with the payroll policy of the Company, set to expire at the Company’s 2015 Annual Shareholder Meeting.

An affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy, shall be required provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 5; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 5 must not represent more than two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL SIX — APPROVAL OF OPTIONS GRANT AND RESTRICTED STOCK UNITS GRANT FOR MR. KEN BERLIN, THE Chief Executive Officer OF THE Company

Background

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a chief executive officer should be approved (in the following order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company as set forth below.

The Company’s compensation committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, that Mr. Ken Berlin shall be entitled to receive, a grant of options to purchase up to 100,000 Ordinary Shares of the Company at an exercise price per share equal to the closing price on November 30, 2014, vesting in equal installments quarterly over a period of four (4) years beginning on November 30, 2014, and such options shall expire seven (7)years after their date of grant, unless they expire earlier in accordance with the terms of GSIP and 20,000 Restricted Stock Units (“RSUs”) vesting in equal installments annually over a period of four (4) years beginning on November 30, 2014. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP.

8

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

"RESOLVED: To approve, in accordance with Section 272(c1)(1) of the Companies, Law, for Mr. Ken Berlin, the Chief Executive Officer of the Company, a grant of options to purchase up to 100,000 Ordinary Shares of the Company at an exercise price per share equal to the closing price on November 30, 2014, vesting in equal installments quarterly over a period of four (4) years beginning on November 30, 2014, and such options shall expire seven (7) years after their date of grant, unless they expire earlier in accordance with the terms of the Company's GSIP and 20,000 RSUs vesting in equal installments annually over a period of four (4) years beginning on November 30, 2014. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP

An affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy, shall be required provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 6; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 6 must not represent more than two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

A shareholder must inform the Company before the vote (or if voting by Proxy Card, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a Personal Interest, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL SEVEN — REPLACEMENT OF SECTION 38 OF THE COMPANY'S ARTICLES OF ASSOCIATION

Background

As of September 2, 2014, Section 38 of the Company’s Articles of Association states that the Company's Board shall consist of no less than two (2) nor more than eleven (11) Directors. The Company currently has seven (7) members of the Board, two of which are external according to Israeli Companies Law. In addition the majority of the Company's directors are independent as determined by the Company’s Board annually according to NASDAQ rules. Accordingly, the Board is recommending to Shareholders to approve the reduction of the maximum number of possible Directors of the Company to seven (7).

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to replace section 38 of the Company’s Articles of Association with the following: “The Board of Directors of the Company shall consist of not less than two (2) nor more than seven (7) Directors”.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

9

ADDITIONAL REQUIRED DISCLOSURES

According to section 4(d) of the Companies Regulations (Notification of general assemblies and by-type assemblies in a public company and adding an item to the agenda), 2000, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2013 (in USD):

Name and position	Salary	Employer 401K*	Vehicle Expenses	Pension**	Bonus paid	Equity***	Total
Mr. Ken Berlin	500,000	7,770	18,000	-	-	608,084	1,133,854
Chief Executive Officer
Dr. Robert Wassman	290,000	7,650	-	-	15,000	-	312,650
Chief Medical Officer
Mr. Oded Biran	196,302	-	14,292	12,160	41,143	-	263,897
Chief Legal Officer
Mr. Ron Kalfus	145,926	-	14,210	20,987	20,000	-	201,123
Chief Financial Officer
Ms. Dganit Bar	130,574	-	11,672	21,901	-	-	164,147
Chief Science Officer

____________

*	401K – in the U.S., this is the tax-qualified, defined-contribution pension account defined in subsection 401(k) of the Internal Revenue Code.
**	Pension is for provided for Israel based employees only.
**	Equity is calculated as the value of options awarded, at the time of grant.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors – SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board

10

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

					DO YOU HAVE ANY "PERSONAL INTEREST" IN THE MATTER[1]		ARE YOU A CONTROLLING SHAREHOLDER[1]	
THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO SPECIFIC INSTRUCTION IS GIVEN WITH RESPECT TO THE MATTER TO BE ACTED ON - THE SHARES REPRESENTED BY A SIGNED PROXY CARD WILL BE VOTED AS "ABSTAIN" FOR EACH PROPOSAL'.		**FOR**	**AGAINST**	**ABSTAIN**	**YES**	**NO**	**YES**	**NO**
Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.	1. To re-elect Mr. Brian Markison, as a Class I director, for a three years term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company's shareholders to be held in 2017 in accordance with the Company's Articles of Association.	☐	☐	☐				
	2. To re-elect Dr. Yitzhak Peterburg, as a Class I director, for a three years term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company's shareholders to be held in 2017 in accordance with the Company's Articles of Association.	☐	☐	☐				
	3. To approve the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global ("**KFGK**"), as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2014, and until the next Annual Meeting, and to authorize the Audit committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services.	☐	☐	☐				
	4. To approve the addition of 900,000 ordinary shares, nominal (par) value NIS 0.6 each, to the shares authorized for issuance under the Company's 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) ("**GSIP**"), so that the total number of Ordinary Shares authorized for issuance under the GSIP will equal 1,803,739.	☐	☐	☐

5. To approve, effective as of January 1, 2014, in accordance with Section 272(c1)(1) of the Israeli Companies, Law, 5759-1999 (the "Companies Law") of an extension, to the amendment dated June 3, 2012 of the employment agreement of Mr. Ken Berlin, the Chief Executive Officer of the Company. According to such amendment, the CEO is entitled to a base salary at the annual rate of $500,000 USD, payable bi-weekly or otherwise in accordance with the payroll policy of the Company, set to expire at the Company's 2015 Annual Shareholder Meeting.	☐	☐	☐	☐	☐	☐	☐
	6. To approve, in accordance with Section 272(c1)(1) of the Companies, Law, for Mr. Ken Berlin, the Chief Executive Officer of the Company, a grant of options to purchase up to 100,000 ordinary shares of the Company at an exercise price per share equal to the closing price on November 30, 2014, vesting in equal installments quarterly over a period of four (4) years beginning on November 30, 2014, and such options shall expire seven (7) years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP and 20,000 Restricted Stock Units ("RSUs") vesting in equal installments annually over a period of four (4) years beginning on November 30, 2014. The options and RSUs are granted and otherwise subject to the same terms and conditions as applicable to options and RSUs granted under the GSIP.	☐	☐	☐	☐	☐	☐	☐
	7. To replace Section 38 of the Company's Articles of Association with the following: "The Board of Directors of the Company shall consist of not less than two (2) nor more than seven (7) Directors	☐	☐	☐				
	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. Dated:____________________________, 2014 ____________________________Signature ____________________________ Signature							